UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                        CODORUS VALLEY BANCORP,INC.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $2.50 PER SHARE
                      (Title of Class of Securities)

                               192-025-10-4
                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192-025-10-4
                                    13G

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT SERVICES
    DIVISION

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)____
                                                             (b)____
    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    COMMONWEALTH OF PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5.  SOLE VOTING POWER         69,489.
        6.  SHARED VOTING POWER       18,778.
        7.  SOLE DISPOSITIVE POWER    85,049.
        8.  SHARED DISPOSITIVE POWER       0.

9.  AGGREGRATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      88,267.

10.  CHECK BOX IF THE AGGREGRATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     NOT APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.0%

12.  TYPE OF REPORTING PERSON*

     BK*

                   *SEE INSTRUCTION BEFORE FILLING OUT!

*BANK TRUST DEPARTMENT

Reporting Person
                               SCHEDULE 13G

Filed by:           PeoplesBank, A Codorus Valley Company, Trust and
                    Investment Services Division

With:               Securities and Exchange Commission
                    Washington, D. C. 20549

Calendar Year:      1997
Covered

Item 1 (a)          Name of Issuer:
                    Codorus Valley Bancorp, Inc.

Item 1 (b)          Address of Issuer's Principal Executive
                    Offices:
                    105 Leader Heights Road
                    P. O. Box 2887
                    York, PA 17405

Item 2 (a)          Name of Person Filing:
                    PeoplesBank, A Codorus Valley Company, Trust and
                    Investment Services Division

Item 2 (b)          Address of Principal Business Office or, if
                    none, Residence:
                    One Manchester Street
                    P. O. Box 67
                    Glen Rock, PA 17327

Item 2 (c)          Citizenship:
                    Commonwealth of Pennsylvania

Item 2 (d)          Title of Class of Securities:
                    Common Stock, par value $2.50 per share

Item 2 (e)          CUSIP Number:
                    192 025 104

Item 3              If this statement is filed pursuant to
                    Rule 13d-1(b), or 13d-2(b). check whether the person filing is a:

     (a)            Broker or dealer registered under Section  15
                    of the Act.
     (b)   XX       Bank as defined in Section 3(a)(6) of the Act.
     (c)            Insurance company as defined in Section 3 (a) (19) of the
                    Act.
     (d)            Investment company registered under Section 8
                    of the Investment Company Act.

     (e) Investment adviser registered under Section 203 of Section 203 of the Investment Advisers Act of 1940.

     (f) Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b) (1) (ii) (F).

     (g) Parent holding company in accordance with 240.13d-1(b) (ii) (G). (Note: See Item 7.)

     (h)            Group in accordance with  240.13d-1(b) (1) (ii) (H).


Item 4              Ownership (as of December 31, 1997):

     (a)   Amount Beneficially owned:
           88,267 shares of Common Stock, par value $2.50 per share.

     (b)   Percent of Class:      8.0%

     (c)   Number of Shares as to which such person has:

           (i) Sole power to vote or to direct the vote: 69,489.
          (ii) Shared power to vote or to direct the vote: 18,778.
         (iii) Sole power to dispose or to direct the disposition of: 85,049.
          (iv) Shared power to dispose or to direct the disposition of: 0.

Item 5              Ownership of 5% or Less of a Class:
                    Not Applicable

Item 6              Ownership of More than 5% on Behalf of Another Person:
                    66,271 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in its fiduciary capacity; the Trust and Investment Services Division has sole voting and dispositive power over these shares. 18,778 shares of the issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in one Trust account which provides for the Bank to exercise sole dispositive power; the Trust and Investment Services Division has shared voting power over these shares. 3,218 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise sole voting power; the Trust and Investment Services Division has no dispositive power over these shares.

Item 7              Identification and Classification of the
                    Subsidiary which acquired the security being reported on by the parent holding company:
                    Not Applicable

Item 8 Identification and Classification of Members of the Group:
                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    Not Applicable

Item 10             Certification:
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  2/9/98                      /s/ Bruce A. Lamborne
                                   Bruce A. Lamborne
                                   Senior Vice President
                                   PeoplesBank, A Codorus Valley Company
                                   Trust and Investment Services Division